Press Release
August 21, 2007

E.ON intends to delist from New York Stock Exchange

•	Transparent financial reporting and corporate governance maintained

•	No affect on business strategy in the United States

E.ON intends to delist its American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”) and to deregister and terminate its reporting obligations with the Securities and Exchange Commission (“SEC”). The E.ON Board of Management approved the decision at its meeting on August 21, 2007. E.ON expects delisting to become effective on September 7, 2007 following the close of the market in New York.

Commenting on E.ON’s decision, CFO Marcus Schenck said: “Delisting and deregistration do not affect E.ON’s business strategy in the United States. Our sole purpose is to reduce administrative complexity and costs. We remain committed to the highest standards of corporate governance and transparent financial reporting and will continue to maintain an open and direct dialog with our U.S. investors.”

E.ON will pursue its current American Depositary Receipt program on a Level I basis, which it expects should allow most investors to continue to hold its securities in the form of ADSs if they wish to do so. E.ON’s ordinary shares will remain to be traded on the Frankfurt Stock Exchange including XETRA, its integrated electronic securities trading system as well as on the German regional stock exchanges.

Today, E.ON has provided written notice to the NYSE of its intent to delist and plans to file the related Form 25 with the SEC on August 31. E.ON expects delisting to become effective ten days after the filing, following which time E.ON-ADSs will no longer be traded on the NYSE. Once the delisting has become effective, E.ON intends to file Form 15F with the SEC in order to deregister. Deregistration is expected to become effective 90 days later. E.ON reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness.

E.ON will continue to make English translations of its annual reports, financial statements, and financial press releases available on its website at eon.com.

This press release may contain forward-looking statements based on current assumptions and forecasts made by E.ON Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Annual Report on Form 20-F, in particular to the discussion included in the sections entitled “Item 3. Key Information: Risk Factors”, “Item 5. Operating and Financial Review and Prospects”, “Item 11. Quantitative and Qualitative Disclosures about Market Risk”). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.